                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                              Wiztec Solutions Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                                 (CUSIP Number)

                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                  513-723-2444
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  April 1, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

                                  SCHEDULE 13D
CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Corporation
         I.R.S. ID No. 31-1598292
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         BK
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power
                                                 4,750,200
           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power
                                                 4,750,200

                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         4,750,200
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         70.0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         HC
--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Information Management Group Inc.
         I.R.S. ID. No. 31-1069790
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         Not applicable, because not purchasing shares
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power
                                                 4,750,200
           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power
                                                 4,750,200

                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         4,750,200
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         70.0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Israel Investments Ltd.
         I.R.S. ID. No. Not applicable
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         State of Israel
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power
                                                 0
           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power
                                                 0

                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         0
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         0.0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------

         This Amendment No. 2 to Schedule 13D is filed by Convergys Corporation ("Parent") and Convergys Information Management Group Inc. ("Convergys IMG") to amend and update the Schedule 13D dated February 26, 1999 and amended on March 10, 1999 and by Convergys Israel Investments Ltd. ("Sub") in connection with the offer by Sub, a wholly owned subsidiary of Parent, to purchase all of the outstanding Ordinary Shares, each with New Israeli Shekel ("NIS") 1 Par Value (individually a "Share" and collectively, the "Shares"), of Wiztec Solutions Ltd. (the "Company") at $18.30 per Share, net to the seller in cash, without interest upon the terms and conditions set forth in the Offer to Purchase dated April 1, 1999 (the "Offer to Purchase"), a copy of which is filed herewith as
Exhibit 3, and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit 4 (which, as amended or supplemented from time to time, together constitute the "Offer").

         Except as specifically provided herein, this Amendment No. 2 does not modify any of the information set forth in the Schedule 13D dated February 26, 1999.

Item 1.           Security and Issuer

         This Statement on Schedule 13D relates to Ordinary Shares, each with NIS 1 Par Value, of Wiztec, a company limited by shares duly registered under the laws of the State of Israel, with its principal executive offices at 8 Maskit Street, Herzlia, 46776 ISRAEL.

Item 2.           Identity and Background

         This Statement is being filed by Parent, an Ohio corporation, Sub, a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent, and Convergys IMG, an Ohio corporation and wholly owned subsidiary of Parent. Parent is a provider of outsourced billing and customer management services. Sub was incorporated for the purpose of effectuating the Offer. Convergys IMG provides customized billing solutions using proprietary software development expertise and high volume processing capabilities. The principal offices of Parent are located at 201 East Fourth Street, Cincinnati, Ohio 45202. The principal offices of Convergys IMG are located at 1400 Commerce Center, 600 Vine Street, Cincinnati, Ohio 45202. The principal offices of Sub are located at 29B Keren Hayesod Street, Jerusalem 94188, Israel.

         The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

         During the last five years, neither Parent, Convergys IMG, Sub nor any of the persons referred to in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         The information set forth in "The Tender Offer - Section 10. Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 4.           Purpose of Transaction

         The information set forth in the "Introduction," "Special Factors - Background of the Offer," "Special Factors - Reasons of Parent and Sub for the Offer" and "Special Factors - Plans for the Company After the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

(a) Parent and Convergys IMG beneficially own a total of 4,750,200 Ordinary Shares of Wiztec, which represents 70.0% of the Ordinary Shares of the Company outstanding as of March 2, 1999.

(b) Convergys IMG directly has and Parent indirectly has sole power to vote and direct the disposition of 4,750,200 Ordinary Shares.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.           Material to be Filed as Exhibits.

(1)      Filing Agreement, dated March 31, 1999.

(2) *364-Day Credit Agreement dated as of December 16, 1998 among Convergys Corporation, the Lenders Party Hereto, PNC Bank, National Association, Nationsbank, N.A. and Citibank, N.A., as Co-Syndication Agents, and The Chase Manhattan Bank, as Administrative Agent.

(3)      *Offer to Purchase, dated April 1, 1999.

(4)      *Letter of Transmittal

----------------------
*incorporated herein by reference to Exhibit (1)(a) to the Schedule 14D-1 filed by Parent, Sub and Convergys IMG with the Securities and Exchange Commission on April 1, 1999.

SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the reporting persons herein.

Dated:   April 1, 1999

                              Convergys Corporation

                              By:      /s/ William D. Baskett III
                                       ----------------------------------------
                              Name: William D. Baskett III
                              Title:   General Counsel and Secretary


                              Convergys Information Management Group Inc.

                              By:      /s/ Roy T. Heggland
                                       ----------------------------------------
                              Name: Roy T. Heggland
                              Title:   Senior Vice President and General Counsel


                              Convergys Israel Investments Ltd.

                              By:      /s/ William D. Baskett III
                                       ----------------------------------------
                              Name: William D. Baskett III
                              Title:   Vice President


EXHIBIT INDEX


No.      Description

(1)      Filing Agreement, dated March 31, 1999.

(2) *364-Day Credit Agreement dated as of December 16, 1998 among Convergys Corporation, the Lenders Party Hereto, PNC Bank, National Association, Nationsbank, N.A. and Citibank, N.A., as Co-Syndication Agents, and The Chase Manhattan Bank, as Administrative Agent.

(3)      *Offer to Purchase, dated April 1, 1999.

(4)      *Letter of Transmittal
--------------------

*incorporated herein by reference to Exhibit (1)(a) to the Schedule 14D-1 filed by Parent, Sub and Convergys IMG with the Securities and Exchange Commission on April 1, 1999.

EXHIBIT 1
                      Filing Agreement dated March 31, 1999
               Re: Joint Filing of Schedule 13D and all amendments

The undersigned hereby agree that:

         (i) each of them is individually eligible to use the Schedule 13D attached hereto;

         (ii) the attached Schedule 13D, including any and all amendments thereto, is filed on behalf of each of them; and

         (iii) each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

                            Convergys Corporation

                            By:    /s/ William D. Baskett III
                                   ------------------------------------------
                            Name:  William D. Baskett III
                            Title: General Counsel and Secretary


                            Convergys Information Management Group Inc.

                            By:    /s/ Roy T. Heggland
                                   ------------------------------------------
                            Name:  Roy T. Heggland
                            Title: Senior Vice President and General Counsel


                            Convergys Israel Investments Ltd.

                            By:    /s/ William D. Baskett III
                                   ------------------------------------------
                            Name:  William D. Baskett III
                            Title: Vice President







                                       9